SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 11)*

Endesa, S.A.
(Name of Issuer)

American Depositary Shares, each representing the right to receive one ordinary share, nominal value €1.20 each
Ordinary Shares, nominal value €1.20 each
(Title of Class of Securities)

00029274F1
(CUSIP Number)

Acciona, S.A.
Avenida de Europa, 18
Empresarial La Moraleja, Alcobendas
Madrid, Spain 28108
Attention: Jorge Vega-Penichet
+34 91 663 2850

Copy to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Attention: Adam O. Emmerich
(212) 403-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 25, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     This Amendment No. 11 (“Amendment No. 11”) amends and supplements the statement on Schedule 13D (as previously amended from time to time, the “Schedule 13D”) filed by Acciona, S.A. (“Acciona”) and Finanzas Dos, S.A. (“Finanzas” and together with Acciona, the “Reporting Persons”), pursuant to a Joint Filing Agreement filed with the original Schedule 13D on October 5, 2006, with respect to the ordinary shares, nominal value €1.20 each (a “Share”), and the American Depositary Shares (the “ADSs”), each representing the right to receive one Share of Endesa, S.A. (“Endesa” or the “Issuer”). Capitalized terms used and not defined in this Amendment No. 11 have the meanings set forth in the Schedule 13D. Except as specifically provided herein, this Amendment No. 11 does not modify any of the information previously reported in the Schedule 13D.

Item 4. Purpose of Transaction.

          Item 4 is hereby amended to add the following supplemental information:

          Recent developments in Spain regarding the proposed tender offers for Endesa by E.ON and Gas Natural have clarified the likely timetable of those offers. Acciona understands that the closed envelope auction process under Spanish law could take place as early as next week, at which point revised bids may be submitted. Acciona further understands that there will then be a meeting of the Endesa shareholders prior to the close of the acceptance period of the offers, and at that meeting, the Endesa shareholders will be asked to vote upon amendments to Endesa’s organizational documents in order to satisfy certain of the conditions to the offers (including the condition in both offers that there be an amendment to the provision of Endesa’s organizational documents providing that no shareholder of Endesa may vote over 10% of Endesa’s Shares regardless of its level of ownership). In addition, on January 24, 2007, Endesa publicly released its estimated 2006 earnings results and updated its outlook for achieving its strategic targets through 2009.

          As previously described, Acciona believes that E.ON’s announced current offer of €34.5 per Share is inadequate, that Acciona and E.ON are presenting two different alternatives for the future of Endesa, and that, in order to give the shareholders of Endesa the choice between the alternatives, Acciona intends to continue to develop its alternative of an independent, publicly held Endesa, and to present that alternative to the Endesa shareholders for their consideration. Also as previously described, Acciona has continued to evaluate different strategic options for Endesa, including the realization of potential synergies through the possible integration or combination of Acciona’s and Endesa’s know-how, businesses or assets in the renewable/clean energy sector.

          Acciona has prepared a written presentation of its current views about the attractiveness of an independent Endesa. A copy of the Acciona presentation (in English) is attached hereto as Exhibit 99.30 and incorporated herein by reference. The Acciona presentation contains a valuation analysis of Endesa supporting Acciona’s belief that E.ON’s current offer is inadequate and information as to Acciona’s views as to the current value of Endesa and the Shares.

          The Acciona presentation also contains information and analysis of the potential benefits that Acciona believes might be achieved for an independent Endesa with Acciona as its key shareholder (accionista de referencia). As set forth in the presentation, Acciona believes that the possible option of combining or integrating the renewable and clean energy operations of the two companies (which might be accomplished in a variety of ways including but not limited to coordinated operations, joint ventures, or the creation of a new joint company or companies) should achieve even greater value for Endesa shareholders, and would create the world leader in renewable energies. The analysis in the presentation is provided for illustrative purposes, and any proposal by Acciona to combine or integrate those operations would be subject to further study and evaluation, as well as discussions with Endesa’s management and board of directors; there can be no assurance that any such proposal would be made or as to its terms, timing or benefits. In addition, as Acciona does not control Endesa, Acciona would not be in a position to dictate the terms, structure or timing of any such combination or integration of the two companies’ renewable and clean energy operations. The effectuation of any such combination or integration would require the approval of Endesa’s board of directors and could require the approval of Endesa’s shareholders depending on the nature of the proposal.

     Acciona is sharing the Acciona presentation with present and potential shareholders of Endesa so that they can take it into account in deciding whether to accept the E.ON offer for their Shares.

     Acciona has also filed its presentation with the CNMV. Acciona’s report to the CNMV has been posted on the CNMV’s website under the Otras Comunicaciones tab. This report, in its original Spanish and English form, is attached as Exhibit 99.31 hereto and incorporated herein by reference. All Otras Comunicaciones and Hechos Relevantes filed by Acciona and other reporting persons with the CNMV are available on the internet at http://www.cnmv.es/english/index_e.htm under the “Significant events and other communications” tab.

Item 7. Material to be Filed as Exhibits.

10.1	English Translation of Bridge Credit Contract, dated September 26, 2006, between, Finanzas Dos, S.A. as guaranteed party, Acciona, S.A as guarantor, Banco Santander Central Hispano, S.A. as financing entity. (1)

10.2	English Translation of Bridge Credit Commitment, dated September 26, 2006, from Banco Santander Central Hispano, S.A. to Acciona, S.A. (1)

10.3	English Translation of Commitment Letter, dated September 26, 2006, from Banco Santander Central Hispano, S.A. to Acciona, S.A. and Finanzas Dos, S.A and related Term Sheets. (1)

10.4	International Swaps and Derivatives Association, Inc. Master Agreement, dated as of September 25, 2006, between Banco Santander Central Hispano, S.A. and Finanzas Dos, S.A. (with Confirmations dated September 25, 2006, September 27, 2006, October 3, 2006, October 4, 2006, October 5, 2006, October 6, 2006, October 9, 2006, October 10, 2006 and October 11, 2006). (1)

10.5	Confirmations with respect to the Total Return Swaps entered into on October 12, 13, 16, 17 and 19, 2006. (2)

10.6	English Translation of Amendment and Extension of Bridge Loan Agreement, dated November 15, 2006, by and among Banco Santander Central Hispano, S.A. Acciona, S.A. and Finanzas Dos, S.A. (5)

10.7	English Translation of Stock Purchase Order from Acciona, S.A. to Banco Santander Central Hispano, S.A., dated September 25, 2006. (6)

10.8	English Translation of letter from Acciona, S.A. to Banco Santander Central Hispano, S.A., dated September 25, 2006. (6)

10.9	English Translation of Syndicated Financing Agreement between Finanzas Dos, S.A. and the Lenders, dated December 21, 2006. (8)

10.10	English Translation of Syndicated Financing Agreement between Acciona, S.A. and the Lenders, dated December 21, 2006. (8)

10.11	English Translation of Shareholder Subordinated Loan Agreement between Acciona, S.A., Finanzas Dos, S.A. and the Lenders, dated December 21, 2006. (8)

10.12	English Translation of Coordination and Guarantees Agreement between Acciona, S.A., Finanzas Dos, S.A. and the Lenders, dated December 21, 2006. (8)

10.13	English Translation of Shareholder Support Agreement between Acciona, S.A., Finanzas Dos, S.A. and the Lenders, dated December 21, 2006. (8)

10.14	English Translation of CMOFs Agreement between Acciona, S.A. and the Lenders, dated December 21, 2006. (10)

10.15	English Translation of CMOFs between Finanzas Dos, S.A. and the Lenders, dated December 21, 2006. (10)

99.1	Complaint filed on October 12, 2006 by E.ON AG and E.ON Zwölfte Verwaltungs GmbH against Acciona, S.A. and Finanzas Dos, S.A. (Civil Action No. 06 CV 8720). (1)

99.2	Hecho Relevante (No. 71725) filed on October 20, 2006 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Response to query from the CNMV as to Acciona’s intent as an Endesa shareholder.) (English Translation) (2)

99.3	Resolutions of the Comisión Nacional de la Energia (CNE) regarding Acciona, S.A.’s and Finanzas Dos, S.A.’s ownership in Endesa securities, dated November 3, 2006. (3)

99.4	Amended Complaint filed on November 3, 2006, by E.ON AG, E.ON Zwölfte Verwaltungs GmbH and BKB AG against Acciona, S.A. and Finanzas Dos, S.A. (Civil Action No. 06 CV 8720). (3)

99.5	Hecho Relevante (No. 72281) filed on November 10, 2006 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Notification of acquisition of an additional 9.63% of the Shares.) (4)

99.6	Press release issued by Acciona, S.A., dated November 10, 2006. (4)

99.7	Hecho Relevante (No. 72898) filed on November 21, 2006 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Notification of acquisition of an additional 0.37% of the Shares.) (5)

99.8	Opinion and Order rendered by the Honorable Denise Cote, United States District Judge, United States District Court, Southern District of New York, in E.ON AG and E.ON Zwölfte Verwaltungs GmbH v. Acciona, S.A. and Finanzas Dos, S.A. (Civil Action No. 06 CV 8720), dated November 20, 2006. (5)

99.9	Hecho Relevante (No. 71032) filed on September 25, 2006 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Notification of the acquisition of a 10% interest in Endesa.) (English Translation) (6)

99.10	Anuncios a la CNMV (No. 71035) released on September 26, 2006 by the Spanish Comisión Nacional del Mercado de Valores. (Copy of Announcement by the CNMV in relation to Acciona and Endesa.) (English Translation) (6)

99.11	Hecho Relevante (No. 71036) filed on September 26, 2006 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Press release relating to the acquisition of a 10% interest in Endesa.) (English Translation) (6)

99.12	Hecho Relevante (No. 71037) filed on September 26, 2006 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Powerpoint presentation relating to the acquisition of a 10% interest in Endesa.) (English original) (6)

99.13	Hecho Relevante (No. 71040) filed on September 26, 2006 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Copies of the materials included in Hechos Relevantes Nos. 71032, 71036 and 71037, and additional press release in response to certain media reports.) (The Powerpoint presentation filed as Hecho Relevante No. 71036, which was originally prepared in English, is not refiled as part of this Exhibit, but is filed as Exhibit 99.12.) (English Translation) (6)

99.14	Hecho Relevante (No. 71074) filed on September 26, 2006 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Additional information relating to Acciona’s investment in Endesa.) (English Translation) (6)

99.15	Anuncios a la CNMV (No. 71075) released on September 26, 2006 by the Spanish Comisión Nacional del Mercado de Valores. (Copy of Announcement by the CNMV in relation to Acciona.) (English Translation) (6)

99.16	Hecho Relevante (No. 71151) filed on September 27, 2006 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Notification in relation to Total Returns Swaps having reach 5.01%.) (English Translation) (6)

99.17	Hecho Relevante (No. 71504) filed on October 16, 2006 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Notification of the commencement of a lawsuit by E.ON in the United States District Court for the Southern District of New York.) (English Translation) (6)

99.18	Hecho Relevante (No. 71699) filed on October 20, 2006 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Notification in relation to Total Returns Swaps having reached 9.63%.) (English Translation) (6)

99.19	Hecho Relevante (No. 71703) filed on October 20, 2006 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Including copies of (a) (in the original Spanish) of the Bridge Credit Contract filed as Exhibit 10.1, the Bridge Credit Commitment filed as Exhibit 10.2, the Commitment Letter and related Term Sheets filed as Exhibit 10.3; (b) (in the original English) the International Swaps and Derivatives Association, Inc. Master Agreement with Confirmations dated September 25 and 27, 2006 and October 3, 4, 5, 6, 9, 10 and 11, 2006 filed as Exhibit 10.4; (c) (in the original English and Spanish translation) Amendment No. 1 to the Schedule 13D; and (d) (in Spanish translation) the Complaint filed as Exhibit 99.1. (English Translation, without exhibits filed otherwise with this Schedule 13D) (6)

99.20	Hecho Relevante (No. 72034) filed on November 6, 2006 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Notification of CNE approval, including official notice of the CNE filed previously as Exhibit 99.3.) (English Translation) (6)

99.21	Supplemental and Amended Complaint filed on November 17, 2006, by E.ON AG, E.ON Zwölfte Verwaltungs GmbH and BKB AG against Acciona, S.A. and Finanzas Dos, S.A. (Civil Action No. 06 CV 8720) (6)

99.22	Hecho Relevante (No. 74537) filed on December 22, 2006 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Notification related to the Long-Term Financing and the Acciona Financing.) (7)

99.23	Hecho Relevante (Nos. 75419, 75427, 75428, 75434, 75436, 75438 and 75439) filed on January 10, 2007 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Notification related to purchase of additional Shares and attaching the original Spanish language versions of the financing agreements, English translations of which have been filed as Exhibits 10.9 through 10.13 hereto and the CMOFs) (8)

99.24	Letter from the Spanish Comisión Nacional del Mercado de Valores to Acciona, dated January 8, 2006, attaching a copy of the E.ON CNMV Complaint. (English Translation) (8)

99.25	Opinion and Order rendered by the Honorable Denise Cote, United States District Judge, United States District Court, Southern District of New York, in E.ON AG and E.ON Zwölfte Verwaltungs GmbH v. Acciona, S.A. and Finanzas Dos, S.A. (Civil Action No. 06 CV 8720), dated January 9, 2007. (8)

99.26	Response to the request for information made by the CNMV in connection with the E.ON CNMV Complaint submitted by Acciona, S.A. on January 12, 2007 to the CNMV. (9)

99.27	Report for Public Disclosure (No. 22272) filed on January 12, 2007 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Notification related to the E.ON CNMV Complaint and attaching the original Spanish language version of Acciona’s Response to the request for information made by the CNMV in connection with the E.ON CNMV Complaint, an English translation of which has been filed as Exhibit 99.26 hereto). (9)

99.28	English Translation of Official Request submitted to the CNMV by Acciona, S.A., on January 16, 2007, relating to E.ON. (10)

99.29	English Translation of Supplement to Official Request submitted to the CNMV by Acciona, S.A., on January 19, 2007, relating to E.ON. (10)

99.30	Acciona Presentation, “Endesa independent: an alternative with greater value,” dated January 25, 2007.

99.31	Report for Public Disclosure (Nos. 22570 and 22577) filed on January 25, 2007 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Notification related to the Acciona presentation, “Endesa independent: an alternative with greater value,” which presentation is attached hereto as Exhibit 99.30)

(1)	Filed with Amendment No. 1 to the Schedule 13D
(2)	Filed with Amendment No. 2 to the Schedule 13D
(3)	Filed with Amendment No. 3 to the Schedule 13D
(4)	Filed with Amendment No. 4 to the Schedule 13D
(5)	Filed with Amendment No. 5 to the Schedule 13D
(6)	Filed with Amendment No. 6 to the Schedule 13D
(7)	Filed with Amendment No. 7 to the Schedule 13D
(8)	Filed with Amendment No. 8 to the Schedule 13D
(9)	Filed with Amendment No. 9 to the Schedule 13D
(10)	Filed with Amendment No. 10 to the Schedule 13D

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2007

ACCIONA, S.A.

By: /s/ Jorge Vega-Penichet
Name: Jorge Vega-Penichet
Title: Company Secretary

FINANZAS DOS, S.A.

By: /s/ Vicente Santamaria de Paredes Castillo
Name: Vicente Santamaria
de Paredes Castillo
Title: Company Secretary